EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2019	2018	2017	2016	2015
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,372,945	2,333,885	2,312,870	2,285,686	2,271,426

Net income	$2,342,694	$3,075,797	$1,135,736	$3,175,801	$3,183,127

Per share-basic	$0.99	$1.32	$0.49	$1.39	$1.40

DILUTED
Weighted average
number of primary
shares outstanding	2,389,228	2,348,307	2,324,838	2,302,034	2,290,542

Net effect of
dilutive stock
options based on
treasury stock
method	16,283	14,422	11,968	16,348	19,116

Net income	$2,342,694	$3,075,797	$1,135,736	$3,175,801	$3,183,127

Per share-diluted	$0.98	$1.31	$0.49	$1.38	$1.39

33